

633 Seventeenth Street   Phone: 303/293-9379
Suite 1550   Fax: 303/292-3428
Denver, Colorado 80202

DATE: July 26, 2005

TELECOPY MESSAGE

FOR: Mr. Roger Schwall
            Assistant Director, Division of Corporation Finance
            US Securities and Exchange Commission

FAX #:   202-772-9220
FROM: Joseph Felten, Chief Financial Officer
NUMBER OF PAGES TO FOLLOW: 10

MESSAGE: Attached is my letter to you of July 26, with its enclosure. The letter is being mailed to you today.

We are transmitting on a Ricoh Fax 3800L. IF FOR SOME REASON YOU DO NOT RECEIVE ANY OF THE PAGES BEING SENT, PLEASE CALL 303/293-9379 AND ASK FOR: **PHYLLIS KAJIWARA.**



Tipperary
CORPORATION

633 Seventeenth Street
Suite 1800
Denver, Colorado 80202-3622

July 26, 2005

Mr. H. Roger Schwall
Assistant Director, Division of Corporation Finance
US Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

I am writing to acknowledge receipt of your letter of July 14 to me and to let you know that Tipperary Corporation ("Tipperary") intends to file in August an amended Form 10-K for 2004 reflecting revisions and additional disclosures as requested in your letter.

Please appreciate that due to the merger agreement signed earlier this month by Tipperary with Santos (as further described below and in recent Form 8-K filings), Tipperary expects to file a proxy shortly for a shareholders' meeting to vote on the merger. The merger agreement provides that Santos would pay Tipperary shareholders other than Santos $7.43 per share in cash. Given that Santos acquired last week 54% of outstanding shares and that the merger needs pro-merger votes for only 67% of outstanding shares, Tipperary believes the merger will likely occur by mid-October.

Acknowledgements

As requested in your letter (copy enclosed), Tipperary acknowledges:

- Tipperary is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

- SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a Tipperary filing; and

- Tipperary may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Summary of Form 10-K Revisions

Your letter sets forth requests for revisions in five areas. Tipperary's revisions for the first four areas are straightforward:

Mr. H. Roger Schwall
Page 2 of 5
July 26, 2005

- The balance sheet will separately disclose the $19.9 million in aggregate unproved property costs disclosed in Financial Statement Notes 5 and 14.
- Note 5 indicates that the unproved property costs disclosed therein are all the costs excluded from the full cost pool amortization base for Australia and the US. There are no costs excluded for major development projects. However, Note 5 will be amended to clearly state this fact.
- Note 5 will be revised to provide the status at December 31, 2004, of the significant properties involved and expand on the Note's discussion of when such unproved property costs are included in the amortization computation.
- Note 5's aforementioned table of unproved property costs will be modified or supplemented to disclose costs by category, i.e., acquisition costs, exploration costs, and capitalized interest.
- Tipperary will add in the Note 13 tables (below the line allocating fixed assets' net book value) a line allocating total assets as of December 31, 2004, 2003 and 2002.
- Note 14 will be revised to reallocate capitalized interest to acquisition, exploration and development costs in the table of costs incurred.
- Note 15 will be revised to show gross profit (loss) as after depreciation, depletion and amortization ("DD&A"), and its footnote will no longer say that the disclosed gross profit (loss) "includes revenues less operating expense and excludes DD&A" but rather say it "includes revenues less operating expenses and less DD&A."

For the fifth area, concerning proved reserve increases disclosed in Note 14, your letter requested from Tipperary (a) details of Tipperary's largest reserve increases in each of the past two years and (b) draft language as to the nature, location and monetization timing of these reserve additions in an amendment of the 10-K or in future filings. Below are such details and the draft language.

Explanations of Large Reserve Extensions and Discoveries

<u>Nature and Location of Major Additions</u>: As disclosed in management's discussion of oil and gas reserves (page 18 of the 2004 Form 10-K), 578 Bcf (99.5%) of Tipperary's 581 Bcf of proved reserves at December 31, 2004 are attributed to the Comet Ridge Project in Queensland, Australia. The project has five contiguous petroleum leases in which there is one producing coalseam gas field, the Fairview field. The project also has "Authorities to Prospect" immediately north and adjoining the leases. The ATPs give the Project owners the right to explore the ATP acreage so as to earn additional petroleum leases in some or all of the ATP acreage.[1] All major reserve additions relate to the Comet Ridge project, where Tipperary has been both operator and majority owner since March 2002.[2]

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[1] The Project is described on pages 2 to 4 of the 2004 Form 10-K. Page 1 of the Form 10-K mentions that recent SEC filings are available at www.tipperarycorp.com, where there are also annual shareholder reports that are not deemed filed with the SEC. Such reports include the Form 10-K but also provide color maps

Mr. H. Roger Schwall
Page 3 of 5
July 26, 2005

Over 85% of significant reserve additions in 2003 and 2004 relate to "extensions" of the Fairview coalseam gas field of the Comet Ridge Project.   Over 95% of Tipperary's proved reserves since mid-2002 have been in the Fairview field.   Over 99% of Tipperary's oil and gas sales since 2001 have been from the Fairview field.

Tipperary's sales from the Fairview field were 3.7 bcf in 2001, 4.3 bcf in 2003, 4.9 bcf in 2004 and 3.4 bcf in the first six months of 2005.   Sales in 2004 were a mix of spot sales, sales under contracts of less than two years, and sales under longer-term contracts.   In December 2002, Tipperary and other field owners signed a 13-year contract starting in May 2007 to sell from the field 15 bcf a year to Origin Energy Retail Limited ('OERL"), a large Australian integrated gas company that has a 23.9% pre-royalty revenue interest in the Comet Ridge project (and its Fairview field) before Project payout (anticipated in or around 2012) and a 31.5% pre-royalty interest after payout.[3]   Tipperary's pre-royalty share in the 15 bcf approximates 9.7 bcf before payout (anticipated in 2012) and 8.6 bcf after payout, i.e., approximates 9 bcf over the life of the contract .   Under the Comet Ridge operating agreement, owners have the right to take-in-kind but must offer to the other owners, in proportion to their pre-royalty revenue interests, a share in any new gas sales agreements. Thus, Tipperary typically has rights to participate for approximately a 70% share in gas sold from the Comet Ridge project before payout.   Further, OERL's increased participation after Project payout also provides some financial incentive in seeing that Tipperary sells more gas from the Fairview field.

As disclosed on pages 21 and 22 of the 2004 Form 10-K, Tipperary's majority shareholder (Slough) intended to divest all or a portion of its Tipperary interests in the near term. As disclosed on pages 22 and 61 of the 2004 Form10-K, Tipperary retained an investment banking firm to provide financial advisory and investment banking services to Tipperary in connection with the majority shareholder's announced intention to divest of its ownership in Tipperary.   As disclosed in a July 19 Form 8-K filing, Tipperary's majority shareholder Slough sold on July 13 all of its Tipperary stock and interests to Santos, Australia's largest onshore gas producer and a significant purchaser of Tipperary gas in the past twelve months. Since the Fairview field is very close to two major Queensland markets served by Santos from more distant gas fields (in the Cooper Basin in northern South Australia and western Queensland), we believe Santos will be able to supply those markets more efficiently with Fairview gas while using gas from the Cooper Basin gas fields to continue serving the growing gas markets of New South Wales, South Australia, as well as Queensland. As disclosed in a Form 8-K filing, Tipperary entered into a merger agreement and an amended merger agreement in early July with Santos, whereby Santos (now owner of 54% of Tipperary's stock) would pay

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showing the location of (a) the Comet Ridge project, (b) the five large adjoining petroleum leases already granted in the Project and (c) the Fairview field and its wells on the leases.
[2] This ownership is disclosed in the 2004 Form 10-K, particularly in Note 4 to the audited financial statements.
[3] The gas sales agreement with OERL is Exhibit 10.18 on page 66 of the 2004 Form 10-K. The contract and OERL's interest in the Comet Ridge project are described on page 7 of the 2004 Form 10-K.

Mr. H. Roger Schwall
Page 4 of 5
July 26, 2005

$7.43/share for the remainder of Tipperary's stock if owners of at least 66.7% of Tipperary stock approve the merger at a shareholders' meeting expected in October.

Tipperary's proved reserves for each of the past several years have been estimated by the Data & Consulting division of Schlumberger Technology Corporation ("Schlumberger"). The Fairview field, the Comet Ridge Project, and Tipperary's reserve estimation methodology at December 31, 2002 were detailed in a March 4, 2003 letter to Ronald Winfrey, Petroleum Engineer with the SEC.[4] The same methodology was applied for the reserve estimates of December 31, 2003 and 2004.

For 2003 Tipperary reported a total of 198 bcf in extensions and discoveries, of which 100% were extensions of the Fairview field arising from the drilling of 20 development wells in 2003, following 19 development wells drilled in 2002.[5] The drilling demonstrated continuation of good permeability in the field. Schlumberger increased the number of proved reserve locations:

	12/31/2002	12/31/2003
Proved developed producing wells	32	48
Proved developed nonproducing wells	28	31
Proved undeveloped well locations (all direct offsets to existing wells)	34	125
Total	144	204

For 2004 Tipperary reported a total of 115 Bcf of extensions and discoveries. The 111 Bcf for Australia are extensions to the Fairview field, where Schlumberger added as of December 31, 2004, 39 new proved undeveloped locations, for which Tipperary's net reserves approximated 111 Bcf. The 3.4 Bcf addition in USA reserves are for the discovery of a new small field in eastern Colorado for which gas sales began in May 2005.

Eleven percent of reserve additions in 2003 and 2004 relate to purchases of reserves in place. Footnotes (2) and (4) to Financial Statement Note 14 already identify the specific Comet Ridge acquisitions relating to the reserve additions for purchases of reserves in place. Those additions are further described in Note 4 "Comet Ridge Project Financing and Acquisitions." We do not believe any additional description as to the nature and location of reserve additions attributable to reserve purchases need be made in the 2004 Form 10-K. We sense from your letter that the SEC staff's concerns relate to disclosure of the nature and location of the aforementioned reserve additions for extensions and discoveries.

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[4] March 4, 2003 letter and its six exhibits sent to Ronald Winfrey from Reid Godbolt of Jones & Keller, outside securities counsel for Tipperary Corporation.

[5] Gross wells, as set forth on page 6 of the 2004 Form 10-K.

Mr. H. Roger Schwall
Page 5 of 5
July 26, 2005

<u>Timing of When the Reserve Extensions Will Be Monetized:</u>   The expected timing for the additional reserves from the additional proved undeveloped reserves is later than other Comet Ridge proved reserves as indicated by the standardized measure values for the extensions (Note 14, page 59 of the 2004 Form 10-K).   For 2003, the extension pre-tax value is $37 million. Using the 35% federal income tax rate disclosed in Note 11, the after-tax value approximates $24 million or 22% of the $107 million after-tax total standardized measure at December 31, 2003.   In contrast the corresponding reserve additions for the extension are 198 Bcf or 37% of the total proved reserves at December 31, 2003.   Similarly, at December 31, 2004, the corresponding percentages are 9% of value and 19% of reserves.

<u>Proposed Revision to Page 56:</u>   Tipperary proposes that the nature and location of the "extensions and discoveries" for Australia for 2004 and 2003 be clarified with a new footnote five that reads, *"Reserve additions for 2004 and 2003 attributable to extensions and discoveries in Australia consist entirely of extensions to the Fairview field in the Comet Ridge Project in Queensland, Australia.   Such reserves additions for 2004 and 2003 represent 19% and 37% of year-end reserves for the respective years.   The after-tax standardized measure value of these reserve additions approximate 9% and 22%, respectively, for 2004 and 2003."*

As mentioned above, we believe no disclosure revision is needed for the 11% of reserve additions relating to reserve acquisitions. We also believe no disclosure revision is needed for the 3 Bcf (less than 3% of 2004 reserve additions) for the new discovery in eastern Colorado as the addition is insignificant.

Additional Change to Form 10-K

Along with the Form 10-K revisions in response to your letter, Tipperary is planning to revise footnote 1 on page 56 and 58, which for the Australia disclosures of proved reserves and standardized measure states that "Ten percent" is "attributable to the minority interest held by Slough in TOGA."   The new footnotes will say that "Approximately nine percent" is "attributable to the ten percent minority interest held by Slough in TOGA." Small portions of Tipperary's Australian reserves are held directly by Tipperary and by wholly-owned US subsidiaries of Tipperary.

Respectfully yours,

Joseph B. Feiten
Chief Financial Officer

Enclosure